FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For November 28, 2002

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 28, 2002                                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

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2500, 101- 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Nine Month Results

Commences Aggressive Drilling Program

Calgary, Alberta, November 28, 2002 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2002.

HIGHLIGHTS

  Average daily production for the first nine months of 2002 increased 22% to 1,746 boe/d from the 1,432 boe/d recorded in the corresponding period of 2001.

  Natural gas for the period grew by 44% to 4,563 mcf/d, while crude oil and natural gas liquids rose 9% to 985 bbls/d.

  Gross revenues increased 11% to $13,413,110 from $12,047,635 recorded in the first nine months of 2001.

  Cash flow increased 6% to $4,708,415 from $4,449,806 in the first nine months of 2001.

  Gentry recorded a profit of  $1,540,719, an increase of 14% compared to $1,351,848 in the corresponding period of 2001.

  Gentry plans an aggressive drilling program for the remainder of 2002 and the first two quarters of 2003; drilling in excess of 17 wells in the Princess area alone.

  The Company’s proposed Princess gas plant is nearing final stages of approval from regulatory authorities and gas sales are anticipated to commence during the first quarter of 2003.

	Three months ended Sept. 30			Nine months ended Sept. 30
	2002	2001	Change	2002	2001	Change
Financial

Revenue	$4,748,002	$3,755,423	26%	$13,413,110	$12,047,635	11%

Cash flow from operations	1,545,300	1,475,947	5%	4,708,415	4,449,806	6%
Per share – basic	0.07	0.07	-	0.21	0.21	-
Per share – diluted	0.07	0.07	-	0.21	0.21	-

Net income (loss)	632,615	(151,522)	n/a	1,540,719	1,351,848	8%
Per share – basic	0.03	(0.01)	n/a	0.07	0.07	-
Per share – diluted	0.03	(0.01)	n/a	0.07	0.06	17%

Capital expenditures	1,579,047	1,693,805	(7)%	5,744,610	4,184,623	37%

Bank debt				9,240,836	8,974,694	3%

Common shares
Weighted average – basic	21,916,505	20,736,191	6%	22,048,084	20,911,692	5%
Weighted average – diluted	22,841,729	21,449,440	6%	22,973,308	21,624,941	6%
End of period				21,920,263	20,589,294	6%

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	Three months ended Sept. 30			Nine months ended Sept. 30
	2002	2001	Change	2002	2001	Change
	Production
Oil & liquids (bbls/d)	950	964	(1)%	985	905	9%
Gas (mcf/d)	4,619	3,388	36%	4,563	3,161	44%
Oil equivalent (boe/d)	1,720	1,529	12%	1,746	1,432	22%
Commodity Prices
Oil & liquids per barrel	$38.47	$30.38	27%	$33.24	$27.95	19%
Gas per mcf	3.26	3.40	(4)%	3.59	5.96	(40)%
Per boe	30.00	26.70	12%	28.15	30.83	(9)%

Note: Gas is converted into boe on the basis of 6 mcf to 1 boe.

OPERATING PERFORMANCE

Crude oil and ngls volumes increased 9% to 985 bbls/d during the first nine months of 2002 compared to 905 bbls/d in the corresponding period in 2001. Natural gas sales increased 44% to 4,563 mcf/d from 3,161 mcf/d a year ago. The 2002 figures translate to 1,746 boe/d, up 22% from the 1,432 boe/d recorded in the first nine months of 2001.

For the three-month period ending September 30, 2002, crude oil and ngl volumes were 950 bbls/d versus 964 bbls/d a year ago. Natural gas volumes were 4,619 mcf/d in the most recent quarter compared to 3,388 mcf/d in the comparative period. On a boe basis, production was 1,720 boe/d from July to September 2002, compared to 1,529 boe/d in the same period of 2001.

Third quarter production additions at Sedalia and Princess were offest by declines at Baldwinton and Red Willow.  Production at Sedalia increased 12% when compared to the second quarter of 2002, while Princess came onstream in September at 103 bbls/d.  Production at Baldwinton fell 6% to 486 bbls/d while Red Willow declined 10% to 2,185 mcf/d.  All figures are net to the Company’s interest.

FINANCIAL PERFORMANCE

Production revenues for the first nine months of 2002 increased to $13,413,110 compared with $12,047,635 in the corresponding period in 2001. Cash flow from operations increased 6% to $4,708,415 ($0.21 per share) compared to $4,449,806 ($0.21 per share) while net income was $1,540,719 ($0.07 per share) compared to $1,351,848 ($0.07 per share) a year ago.

For the third quarter of 2002, production revenues were $4,748,002 versus $3,755,423 in the third quarter of 2001, an increase of 26%. Cash flow from operations was $1,545,300 ($0.07 per share) compared to $1,475,947 ($0.07 per share) while net income increased to $632,615 ($0.03 per share) from a loss of $151,522 ($0.01 per share) a year ago.

The loss in 2001 was attributable to a charge of $567,616 that Gentry booked against its investments in Stratic Energy Corporation.  The charge represented Gentry’s ownership share of Stratic’s net loss during the period, which loss included the cost of a dry hole that Stratic drilled in Gabon, West Africa in September, 2001.

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This year’s nine-month crude oil and ngl prices averaged $33.24 per barrel compared to $27.95 per barrel in the first nine months of 2001. Natural gas prices were down 40% from the highs in 2001, averaging $3.59 per mcf compared to $5.96 per mcf in the corresponding period. On a boe basis, prices were down 9%, averaging $28.15 in 2002 versus $30.83 a year ago.

For the current three-month period, crude oil and liquids averaged $38.47 per barrel and natural gas averaged $3.26 per mcf. This compares with $30.38 per barrel and $3.40 per mcf in the comparative period. These figures average out to $30.00 per boe in the third quarter of 2002 and $26.70 per boe in the third quarter of 2001.

ACTIVITY

Princess, Southern Alberta Focus Area:

Since July 2002, the Company’s operations in the Princess area have yielded four Pekisko oil wells and one Pekisko gas well, representing a 100% success rate. Prior to year-end, Gentry will drill three additional Pekisko prospects which have been identified on recently acquired 3D seismic surveys.  All three of these locations are situated along a geologically defined hydrocarbon trend and immediately offsetting established Pekisko oil production.  During the first six months of 2003, Gentry plans to drill an additional 12 wells targeting the oil-prone Mississippian-aged Pekisko formation and at least two wells testing the gas-prone Devonian-aged Nisku formation.

Initial production from the first two Pekisko oil wells commenced in September with each well producing to a temporary single well battery.  These wells have now been tied in to a partner-operated oil battery with all the solution gas being sold to a mid-stream gas processor.  The remaining two oil producers are currently producing to single-well battery’s.  These wells will also be tied into the larger oil battery infrastructure in the coming weeks.  One well is producing at an EUB initial allowable of 120 boe/d and the other is expected to average 50 boe/d.  Gentry has made Good Production Practice applications on the summer drilled oil producers.

Gentry’s proposed Princess gas plant is nearing the final stages of approval with the Alberta regulatory authorities. The approval process has gone smoothly since an objection by a third party was withdrawn, and the Company anticipates having the plant up and running during the first quarter of 2003.

Gentry’s land picture continues to grow throughout the Princess area and will remain a key focus for capital expenditure and exploration efforts over the next 18 months.

East Central Alberta Focus Area:

With three successful gas wells drilled over the last nine months (net two wells), one potential gas well (net 0.5) and one abandoned well (net 0.5) the Company is devoting more time and capital for follow-up activities in this region.  Gentry has identified two large farm-in opportunities and new exploration trends adjacent to these original successes.

West Central Alberta Focus Area:

In addition to Gentry’s continual development programs in its long life low decline unit acreage, the Company has started its drilling program in the highly competitive W5 area of west central Alberta.  The first of two wells in this area targeting higher risk/higher reward reservoirs substantiated the geological concept however poor reservoir quality was encountered.  A second well will be drilled before year-end (net 50%).

The Company is committed to growth through the drill bit.  Aggressive drilling programs such as Gentry’s successful and ongoing Princess program will provide high impact and long-term corporate growth through large steps in production and reserves while the Company’s activities in areas requiring modest capital programs such as east central Alberta will provide near term steady growth.

Gentry currently has 21,711,863 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY